SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13D-2(A)

                           (AMENDMENT NO. _________)1

                                 METROCALL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    591647102
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                                 (CUSIP Number)

                                              Kathleen B. Horne, Esq.
   Bruce E. Rosenthal, Esq.            Senior Vice President and General Counsel
       Nixon Peabody LLP                            PSINet Inc.
      437 Madison Avenue                      510 Huntmar Park Drive
New York, New York  10022-7001             Herndon, Virginia  20170-5100
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 March 17, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

                                  SCHEDULE 13D

---------------------------------                           --------------------
CUSIP NO. 591647102                                         PAGE 2 OF 7 PAGES
---------------------------------                           --------------------

N91230.1

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    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          PSINet Inc.
          16-1353600
--------------------------------------------------------------------------------

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
                                                                    (b)  |_|
--------------------------------------------------------------------------------

    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          WC

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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
                                                                          |_|
-------------------------------------------------------------------------------

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of New York

--------------------------------------------------------------------------------

NUMBER OF SHARES                 7     SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH                  7,822,442 (See Item 6)
                              --------------------------------------------------

                                 8     SHARED VOTING POWER

                                       0

                              --------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                       7,822,442 (See Item 6)

                              --------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       0

--------------------------------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,822,442

--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         |_|
--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          9.7%

--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*

          CO

--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of the Common Stock, par value $.01 per share ("Common Stock"), of Metrocall, Inc., a Delaware corporation (the "Issuer" or "Metrocall"). The Issuer's principal executive offices are located at 6677 Richmond Highway, Alexandria, Virginia 22306.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by PSINet Inc. ("PSINet") in connection with its acquisition of 7,822,442 shares of the Issuer's Common Stock on March 17, 2000 pursuant to a Common Stock Purchase Agreement dated as of February 2, 2000 by and between Metrocall and PSINet (the "Purchase Agreement"). The Purchase Agreement is incorporated by reference as an Exhibit to this
Schedule 13D.

         PSINet is organized as a corporation under the laws of the State of New York, and its principal business address is 510 Huntmar Park Drive, Herndon, Virginia 20170. PSINet is a global facilities-based Internet Protocol (IP) data communications carrier focused on the business marketplace. The names, business addresses, principal occupations and citizenship of the directors and executive officers of PSINet are set forth in Annex A hereto and are incorporated herein by reference.

         None of PSINet, its directors or executive officers has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         PSINet acquired 7,822,442 shares of the Issuer's Common Stock on March 17, 2000 pursuant to the Purchase Agreement in consideration for the payment by PSINet to Metrocall of an aggregate of $17,131,147, or $2.19 per share, in cash. The source of funds for this transaction was working capital of PSINet.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The Issuer's Common Stock was acquired by PSINet for investment purposes.

         (a)      See Item 6.

         (b)      Not applicable.

         (c)      Not applicable.

         (d) Pursuant to the Purchase Agreement, Metrocall's Chief Executive Officer recommended to Metrocall's Nominating and Governance Committee that (i) the Board of Directors of Metrocall elect a senior executive of PSINet designated by PSINet reasonably acceptable to Metrocall (who is Harold S. Wills, PSINet's President and Chief Operating Officer) to Metrocall's Board of Directors effective as of the closing date (i.e., March 17, 2000), and (ii) such person be nominated to a three-year term with the other nominated members of Metrocall's Board at the next annual meeting of stockholders of Metrocall. After such term expires, so long as PSINet owns at least 7.5% of the issued and outstanding Common Stock of Metrocall, such person or another senior executive of PSINet reasonably acceptable to Metrocall will be nominated for another three-year term.

         (e)      Not applicable.

                                Page 3 of 7 Pages

         (f)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.

         (i)      Not applicable.

         (j)      Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) PSINet is the sole beneficial owner of 7,822,442 shares of the Issuer's Common Stock, or 9.7% of the Issuer's outstanding Common Stock. The percentage of the Issuer's Common Stock reported to be beneficially owned by PSINet is based on 43,645,517 shares of the Issuer's Common Stock outstanding as of March 10, 2000, as represented by the Issuer in documentation delivered in connection with the closing of the transactions under the Purchase Agreement, and also includes:
                  (i) an aggregate of 7,822,422 shares of the Issuer's Common Stock represented by the Issuer to have been purchased on March 17, 2000 by certain affiliates of Hicks, Muse, Tate & Furst Incorporated, and 7,766,769 shares of the Issuer's Common Stock represented by the Issuer to have been purchased by Aether Systems, Inc., in each case pursuant to separate common stock purchase agreements entered into with the Issuer; and (ii) an aggregate of 13,250,000 shares of the Issuer's Common Stock represented by the Issuer to have been issued to AT&T Wireless Services, Inc. on March 17, 2000 pursuant to the conversion by AT&T Wireless Services Inc. of the Issuer's Series C Preferred Stock pursuant to a separate agreement entered into with the Issuer.

         (b) Except as described in Item 6 below, PSINet has sole voting and dispositive power with respect to the 7,822,442 shares of the Issuer's Common Stock beneficially owned by it.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Purchase Agreement, PSINet has granted to the Issuer an irrevocable proxy pursuant to which all the shares of the Issuer's Common Stock acquired under the Purchase Agreement shall be voted for the nominees of the Issuer's Board of Directors for election to the Issuer's Board for a period of 12 months after the closing date (i.e., until March 17, 2001). The Agreement and Irrevocable Proxy dated as of March 17, 2000 by and between PSINet and Metrocall is incorporated by reference as an Exhibit to this Schedule 13D.

         Pursuant to the Purchase Agreement, PSINet has agreed that, for a period of 12 months after the closing date (i.e., until March 17, 2001), it will not, directly or indirectly, sell, transfer or otherwise dispose of any of the shares of the Issuer's Common Stock acquired under the Purchase Agreement, other than to an affiliate of PSINet or pursuant to a pledge to an unaffiliated third-party lender in connection with a bona fide lending transaction or a foreclosure or similar sale in connection therewith, unless PSINet shall first offer the Issuer the right to purchase any such shares proposed to be sold by PSINet at the current market price in accordance with the terms of the Purchase Agreement.

                                Page 4 of 7 Pages

         Pursuant to the Purchase Agreement, PSINet has agreed that, for a period of 24 months after the closing date (i.e., until March 17, 2002), it shall not and shall not permit any of its affiliates to, directly or indirectly, without the prior approval of the Issuer, subject to certain specified exceptions, (i) acquire or make any proposal to acquire any securities of the Issuer; (ii) propose any merger, consolidation or business combination involving the Issuer or its affiliates or any purchase of a substantial portion of the assets of the Issuer or its affiliates; (iii) solicit proxies or consents or become a participant in a solicitation; (iv) propose any matter for submission to a vote of the Issuer's shareholders; (v) form, join or in any way participate in a group with respect to any of the Issuer's voting securities; (vi) grant any proxy with respect to any of the Issuer's voting securities to any person not approved by the Issuer; or (vii) deposit any of the Issuer's voting securities in a voting trust or subject any of the Issuer's voting securities to any arrangement or agreement with respect to such voting securities. PSINet and the Issuer have also entered into a registration rights agreement, pursuant to which the Issuer has agreed to register the Issuer's Common Stock acquired under the Purchase Agreement, subject to certain specified terms and conditions.

         Other than as described above, there are no contracts, arrangements, understandings or relationships between PSINet and any other person, among any of PSINet's executive officers and directors or, to the best knowledge of PSINet, between any of PSINet's executive officers and directors and any other person, with respect to the shares of the Issuer's Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Common Stock Purchase Agreement dated as of February 2, 2000 by and between PSINet and Metrocall.

         2. Agreement and Irrevocable Proxy dated as of March 17, 2000 by and between PSINet and Metrocall.

                                Page 5 of 7 Pages

SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 2000                 PSINet Inc.

                                       By:  /s/ Harold S. Wills
                                           -------------------------------------
                                           Harold S. Wills
                                           President and Chief Operating Officer


                                Page 6 of 7 Pages

                                   Schedule A

EXECUTIVE OFFICERS OF PSINET INC. (all with business addresses at
510 Huntmar Park Drive, Herndon, VA 20170):

Name                             Citizen                Title

William L. Schrader              United States          Chairman of the Board of Directors and Chief Executive
                                 Officer (Founder)

Harold S. Wills                  United States          President, Chief Operating Officer and Director

David N. Kunkel                  United States          Vice Chairman, Executive Vice President and Director

Geoffrey E. Axton                United Kingdom         Senior Vice President and President, U.S. Operations and
                                                          Corporate Development

James F. Cragg                   United States          Senior Vice President and President, U.S. Sales and Marketing

Edward A. Davis                  United States          Senior Vice President and President, PSINetworks Company

Harry G. Hobbs                   United States          Senior Vice President and President, PSINet Europe

Kathleen B. Horne                United States          Senior Vice President, Corporate Secretary and General Counsel

Philippe J. Kuperman             United States          Senior Vice President and President, PSINet Latin America

Chi H. Kwan                      United States          Senior Vice President and President, PSINet Asia/Pacific

Michael J. Malesardi             United States          Senior Vice President and Controller

John B. Muleta                   United States          Senior Vice President and President, Global Facilities
                                                          Development and IMEA (India, Middle East and Africa)

William A. Opet                  United States          Senior Vice President and President, Transaction Networks
                                                          Division

Lawrence Winkler                 United States          Senior Vice President and Treasurer


NON-EXECUTIVE DIRECTORS OF PSINET INC. (all with business addresses at
510 Huntmar Park Drive, Herndon, VA 20170):


William H. Baumer                United States          Director of PSINet, Professor of Philosophy, University at
                                                          Buffalo

Ian P. Sharp                     Canada                 Director of PSINet, Retired, former President of I.P Sharp
                                                          Associates

Ralph J. Swett                   United States          Director of PSINet, Retired, former Chairman,
                                                          Chief Execttive Officer and President of IXC Communications Inc.


                              Page 7 of 7 Pages

                                  EXHIBIT INDEX


Exhibit
 Number         Exhibit Name                                 Location
 ------         ------------                                 --------
   1.           Common Stock Purchase                  Incorporated by reference
                Agreement dated as of                  from Exhibit 10.5 to
                February 2, 2000 by and                Metrocall, Inc.'s Annual
                between PSINet Inc. and                Report on Form 10-K for
                Metrocall, Inc.                        the fiscal year ended
                                                       December 31, 1999 located
                                                       under Securities and
                                                       Exchange Commission File
                                                       No. 0-21924

   2.           Agreement and Irrevocable              Filed herewith
                Proxy dated as of March 17,
                2000 by and between PSINet Inc.
                and Metrocall, Inc.

                                                                       Exhibit 2

                         AGREEMENT AND IRREVOCABLE PROXY

         THIS AGREEMENT AND IRREVOCABLE PROXY (this "Agreement") dated as of March 17, 2000, is made by and between PSINet Inc., a New York corporation (the "Stockholder"), and Metrocall, Inc. (the "Company").

                                    RECITALS

A. Pursuant to that certain Common Stock Purchase Agreement by and between Stockholder and Company dated as of February 2, 2000 (the "Stock Purchase Agreement"), the Stockholder as of the date hereof has acquired shares of common stock of the Company.

B. The Stockholder is the owner, beneficially and of record, of shares of common stock of the Company, with full power to vote these shares on all matters upon which stockholders of the Company are entitled to vote.

C. With respect to the shares of common stock of the Company acquired by the Stockholder pursuant to the Stock Purchase Agreement, the Stockholder is required pursuant to Section 1.4(b) of the Stock Purchase Agreement to grant an irrevocable proxy (the "Proxy") to the Company on the terms contained herein in order to facilitate the orderly corporate governance of the Company and for the mutual benefit of the Stockholder and the Company.

         NOW THEREFORE, in consideration of the premises, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Stockholder and the Company agree as follows:

         1. Grant of Irrevocable Proxy and Appointment of Proxy. Until the termination of this Agreement pursuant to Section 5 below, the Stockholder hereby irrevocably grants to, constitutes and appoints the Company its true and lawful proxy and attorney-in-fact with full power of substitution, with respect to 7,822,442 shares of common stock of the Company now owned, beneficially and of record, by the Stockholder (the "Shares"), with full power to vote all the Shares for the nominees of the Company's Board of Directors for election to the Board for 12 months after the date hereof, to attend any and all meetings of the stockholders of the Company and any adjournments thereof, to execute any and all written consents of stockholders of the Company with respect to such matters, and to represent and otherwise act as the Stockholder could act with respect to such matters, in the same manner and with the same effect as if the Stockholder were personally present, at any annual, special or other meeting of the stockholders of the Company, and at any adjournment thereof or pursuant to any written consent in lieu of meeting or otherwise. The Proxy granted hereunder is limited as set forth above and does not constitute a grant of the Stockholder's proxy as to any other matter for which the Shares are entitled to vote. The Proxy granted hereunder shall become effective (the "Effective Time") immediately upon the closing of the transactions contemplated by the Stock Purchase Agreement.

         2. Representations and Warranties of Stockholder. Stockholder represents and warrants to the Company that:

                  a. Stockholder has full power and authority to enter into this Agreement and to grant the Proxy, and to perform its obligations hereunder;

                  b. this Agreement has been duly executed and delivered by and constitutes a valid and binding obligation of the Stockholder;

                  c. as of the Effective Time, the Shares will consist of 7,822,442 shares of common stock of the Company, and all of the Shares will be owned beneficially and of record by the Stockholder;

                  d. as of the Effective Time, the Stockholder will own the Shares free and clear of all liens, charges, claims, encumbrances and security interests of any nature whatsoever, other than as provided in the Stock Purchase Agreement and this Agreement;

                  e. as of the Effective Time, the Stockholder will have the present power and right to vote all of the Shares, subject to the Proxy;

                  f. except pursuant to this Agreement, Stockholder has not (i) granted any proxy, power-of-attorney or other authorization or interest with respect to any of such Shares, (ii) deposited any of the Shares into a voting trust or (iii) entered into any voting agreement or other arrangement with respect to the voting of any of the Shares on any of the matters described in
Section 1; and

                  g. to Stockholder's knowledge, the execution and delivery of, and the performance of the obligations under, this Agreement by Stockholder do not require the consent, approval or authorization of, or filing with, any person or public authority and will not violate or conflict with, result in the acceleration or termination of, or constitute a default under, any term or provision of any charter or by-law, material indenture, license, approval, agreement, understanding or other instrument, or any statute, rule, regulation, judgment, order or other restriction binding upon or applicable to Stockholder, other than a term, provision, statute, rule, regulation, judgment, order or other restriction the violation of, or conflict with, which would not have a material adverse effect on Stockholder.

         3. Covenants. After the Effective Time and until the termination of this Agreement pursuant to Section 5 below, the Stockholder hereby covenants and agrees that it will not vote or take any action by written consent of stockholders in lieu of meeting on any matter which is subject to the Proxy without the prior written consent of the Company.

         4. Consideration. The Stockholder and the Company each acknowledge that the Proxy is granted in order to facilitate the orderly corporate governance of the Company and for the mutual benefit of the Stockholder and the Company. STOCKHOLDER AGREES THAT THE PROXY AND ALL OTHER POWER AND AUTHORITY INTENDED TO BE CONFERRED HEREBY IS COUPLED WITH AN INTEREST SUFFICIENT IN LAW TO SUPPORT AN IRREVOCABLE POWER AND SHALL NOT BE TERMINATED BY ANY

ACT OF STOCKHOLDER, BY LACK OF APPROPRIATE POWER OR AUTHORITY OR BY THE OCCURRENCE OF ANY OTHER EVENT OR EVENTS; PROVIDED, HOWEVER, THAT THE PROXY SHALL EXPIRE AS PROVIDED IN SECTION 5.

         5. Expiration of Proxy. This Agreement shall expire and be of no further force or effect upon the first anniversary of the date hereof.

         6. Governing Law. The terms and provisions of this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the provisions thereof relating to conflicts of law.

         7. Successors and Assigns. The terms and provisions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the successors and assigns of the parties to this Agreement.

         8. Specific Performance. The parties acknowledge and agree that performance of their respective obligations under this Agreement will confer a unique benefit on the other and that a failure of performance will result in irreparable harm to the other and will not be compensable by money damages. Therefore, the parties agree that this Agreement, including the Proxy, shall be specifically enforceable and that specific enforcement and injunctive relief shall be a remedy properly available to each party for any breach of any agreement, covenant or representation of the other party under this Agreement.

         9. Further Assurances. Stockholder will, upon request, execute and deliver any additional documents and take such further actions as may reasonably be deemed by the Company to be necessary or desirable to complete the Proxy granted in this Agreement or to carry out the provisions of this Agreement.

         10. Severability. If any term, provision, covenant or restriction of this Agreement, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement or the application thereof to any other circumstance, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated and shall be enforced to the fullest extent permitted by law.

         11. Entire Agreement. This Agreement contains the entire agreement between the parties on the subject matter contained in this Agreement and supersedes all prior and contemporaneous agreements and understandings, oral or written, between the parties on the subject matter contained in this Agreement.

         12. Notices. All notices, requests, demands and other communications provided for in this Agreement shall be in writing, shall be delivered by hand, mailed by registered or certified first-class mail, return receipt requested, postage prepaid or by facsimile (with machine confirmation) or overnight courier (with proof of delivery requested), shall be deemed given when received and shall be addressed to the parties at their respective address listed below or to other persons or addresses that a party may designate after delivering an appropriate notice to the other party in the manner in this Section 12:

    if to the Company, to it at:          if to Stockholder, to it at:

    Metrocall, Inc.                       PSINet Inc.
    6677 Richmond Highway                 510 Huntmar Park Drive
    Alexandria, VA  22306                 Herndon, VA  20170
    Attn:  Vince D. Kelly,                Attn:  Geoffrey E. Axton,
           Chief Financial Officer               Senior Vice President, Business
           and Treasurer                          and Corporate Development
    Fax:  703-768-9625                    Fax:  703-476-2983

         13. Modifications. This Agreement may not be changed, amended or modified orally, but only by an agreement in writing signed by the party against whom any waiver, change, amendment, modification or discharge may be sought.

         14. Interpretation. The section headings herein are for convenience only and shall not affect the meaning or interpretation of this Agreement. No provision of this Agreement shall be interpreted or construed against either party solely because that party or its legal representative drafted the provision.

         15. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same document. This Agreement may be executed and delivered by facsimile signature, which signature shall be deemed an original.



                         [signatures on following page]

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on the day and year first above written.

                                               PSINET INC.
                                               a New York corporation

                                               By:/s/William L. Schrader
                                               ----------------------------
Dated: March 17, 2000                          Name: William L. Schrader
                                               Title:Chairman and CEO


                                               METROCALL, INC.,
                                               a Delaware corporation


                                               By:/s/Steven D. Jacoby
                                               ----------------------------
Dated: March 17, 2000                          Name: Steven D. Jacoby
                                               Title: Executive Vice President